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FOR IMMEDIATE RELEASE                                                19 May 2004


                              WPP GROUP PLC ("WPP")

        Healthworld Communications Group acquires NZP in the Netherlands

WPP announces that its wholly-owned operating company, Healthworld Communications Group, has acquired 70% of the issued share capital of Nijboer Zuurman Partners B V ("NZP"), the leading healthcare advertising and marketing communications company in the Netherlands.

Founded in 1982, and based in Leusden, NZP had net revenues of Euro1.5 million for the year ended 31 December 2003 and net assets as of completion of Euro 130,000. Clients include Aventis, BSN Medical, Boehringer Ingelheim, Bristol-Myers Squibb, Pfizer, Novartis and CMP Information.

This acquisition reinforces WPP's comprehensive communications services offer and continues WPP's strategy of developing its networks in important markets and sectors.

For further information please contact:

Feona McEwan, WPP                                                44-20 7408 2204
www.wpp.com


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